Exhibit 99.15

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 26, 2018, among Taseko Holdings Ltd, a taxable Canadian corporation (the “Guaranteeing Subsidiary”) incorporated under the laws of British Columbia, Canada, as a subsidiary of Taseko Mines Limited (or its permitted successor), a company incorporated under the laws of British Columbia, Canada (the “Company”), the Company, the other Guarantors (as defined in the Indenture referred to herein), The Bank of New York Mellon, a New York banking corporation, as U.S. trustee (the “U.S. Trustee”) and BNY Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian co-trustee (the “Canadian Co-Trustee” and together with the U.S. Trustee, the “Trustees”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustees an indenture (the “Indenture”), dated as of June 14, 2017 providing for the issuance of 8.750% Senior Secured Notes due 2022 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustees a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustees are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustees mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Guarantee and in the Indenture including but not limited to Article 11 thereof, and subject to the limitations therein.

3. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of

Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

4. NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK

SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

5. COUNTERPARTS. The parties may sign any number of copies of this Supplemental

Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEES. The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated: March 26, 2018

TASEKO HOLDINGS LTD.

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

TASEKO MINES LIMITED

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

CURIS RESOURCES LTD.

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

CURIS HOLDINGS (CANADA) LTD.

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

ALEY CORPORATION

By:	/s/ Trevor Thomas
Name:	Trevor Thomas
Title:	Director

[Signature Page to Supplemental Indenture]

GIBRALTAR MINES LTD.

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

FLORENCE COPPER INC.

By:	/s/ Stuart McDonald
Name:	Stuart McDonald
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:	/s/ Bret S. Derman
Name: Bret S. Derman
Title: Vice President

[Signature Page to Supplemental Indenture]

BNY TRUST COMPANY OF CANADA, as Canadian Co-Trustee and Collateral Agent

By:	/s/ Bret S. Derman
Name: Bret S. Derman
Title: Authorized Signing Officer

[Signature Page to Supplemental Indenture]